INVEST IN **MUSIVERSAL**

Empowering the world to make music 🎵



musiversal.com Delaware OH

Technology Marketplace B2B SaaS B2C

LEAD INVESTOR



David DiMuzio

Musiversal is the most impactful investment I've ever made in my own music career. As a professional music YouTuber and member of Musiversal since the beginning of the Studio subscription platform back in October 2020, I've been watching their offering positively and rapidly evolve, and have been a recipient of their fantastic customer service. Musiversal's business model is, to me, disruptive in the most productive and powerful way imaginable for both their customers, musicians and employees. I've been lucky to get to know the company's founders through multiple video calls as I'd hoped to invest in Musiversal even before this public offering became available. As a seasoned investor myself, I quickly realized that not only is Musiversal's platform and concept amazing, but its leaders have the character to see it through to a potentially massive full potential.

Invested $2,501 this round

Highlights

1. 📈 Increased monthly revenue from $35k in January to $190k in November (5x growth)
2. 💰 Successfully raised $2.5M investment from 5 Venture Capital funds, including Shilling Capital.
3. 🌟 98% Customer Satisfaction and 75 Net Promoter Score (Apple's: 51, Airbnb's: 74)
4. 🚀 40k sessions (1M+ minutes) delivered and 20k+ tracks produced including a GRAMMY-winning track!
5. ⚡ 10x efficiency: We get users into a recording session with a pro musician in 20 mins
6. 🎶 5x price disruption: the most affordable way to produce great music with real talent
7. 🎸 Creating stable jobs for musicians (industry first!). 40+ jobs created so far...

Our Team



Andre Miranda Founder & CEO

Raised $3M+ in Venture Capital. Hired and led a team of 50+. Built annual revenue from $0 to $1M at Musiversal in 12 months. Ran 30K+Mins of orchestral recording sessions. Hollywood Productions. M.M. and Advanced Certificate in Film Scoring from NYU.

We are lifelong musicians, creators, and technologists on a mission to create a more sustainable, equitable, and accessible world for musicians, producers, and the industry at large.



Xavier Jameson Co-Founder & Chief Operating Officer

2x startup founder of B2C marketplaces prior to Musiversal. Masters in Maths & Chemistry from Cambridge University. Classically trained pianist & composer. Raised $3M+ VC funding.



Javier Mey Chief Technology Officer

Serial entrepreneur. Lifelong technologist. Worked from large enterprises to small startups building teams & infrastructures, serving thousands DUAs from scratch... many times.



Jeff Hix Head of Sales

15+ years leading high performing SaaS sales teams, most recently though a successful exit in 2021 in the MarTech space. Singer, songwriter, screenwriter and producer.



Rita Tulha Orchestras

Singer-Songwriter & Producer. Finalist at the 2014 Portuguese Beatbox Battle. Studied Music Production in Lisbon and Recording Engineering in Berlin.



João Bruno Soeiro Head of Music

Composer, Producer & Audio Engineer. Worked in films for Sony, Columbia, BBC and DreamWorks starring Ryan Reynolds, Jake Gyllenhaal and Gary Oldman. Ran a world-class, high-profile scoring stage. Berklee College of Music graduate.



Diogo Melo De Carvalho Customer Success

Drummer and Percussionist for major Portuguese acts. Performed at world-renowned stages and events. Played thousands of shows and recorded several albums. Holds Bachelor degrees in Musicology, in Music Performance, and a Masters degree in Music Education.



Vinicius Castro Product Manager

Songwriter, Music Producer and Audio Engineer with hundreds of original songs released by multiple artists including Grammy winners Gilberto Gil, Sérgio Assad and Lenine. Former Head of Music, having curated and managed 35+ musicians.



Ana Teresa Queiroga R&D Engineer

Science enthusiast and Biomedical Engineer pursuing a PhD with a special interest in Informatics. Passionate about music (started playing cavaquinho age 6) and carrying out innovative R&D projects to disrupt the music production industry.



Dawn Chen Finance

5+ years of experience in investment banking and corporate banking in top European banks. Advised credit transactions with FTSE 100 listed corporates and various cross-border acquisition and investment deals.



Itziar Ormaetxea Quality Assurance

Passionate Testing and QA Engineer with 18+ years professional experience. Focused on optimising procedures, build quality, reliability and maximising deployment efficiency. Skilled in planning automated test processes and strategies.



Francisco Castro Growth Hacker & Data Analyst

Former Associate at Boston Consulting Group, Teaching Assistant at Nova School of Business and Economics and Fellow at Stockholm School of Entrepreneurship. Songwriter & Guitarist.



Corina Romero Customer Support

Social Communicator experienced in Audiovisual Media and Intercultural Language Education. Operations and Customer Support Specialist. Former English Teacher. Performer, singer and songwriter.



Nicole Picazo Artist Relations

Film composer and Producer, based in Mexico City. Has worked with having worked with film directors and artists in the US, Mexico and Spain. Berklee Online Graduate.



Martina Verano Artists Relations

Master of Arts in Music Business from Berklee College of Music Experience in Artist Management and development.



Christian Dietrich Artist Relations

23 Year old Half-Venezuelan Half-Austrian Music Entrepreneur working in Artist Relations for Musiversal.



Pedro Zimmer Artist Relations

Pitched, developed and produced audio content for Spotify, Amazon, Warner Bros Discovery, ASICS, Nestlé and many others. Bachelor of Science in Music Production from Full Sail University.



Cezary Loś Full Stack Engineer

Knows the right keystrokes to make things work. Skilled & seasoned programmer with years of commercial experience. Quick thinker, problem solver and coding mentor.

The world's 1st remote recording studio and end-to-end music production platform

Created by musicians, for musicians, we are uniquely positioned to become the world's #1 platform for producing music. Here's why:


musiversal
05:09

We're transforming how music is made

Millions of people have an innate desire to create music. Chances are, even if you don't consider yourself a music creator you've probably come up with a melody at some point in your life. And that very idea, perhaps a powerful one, is still sitting in your drafts, unrealized; still just a pipe-dream waiting to come alive.


Musiversal Studio
Musiversal
02:13
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Problem

Making music is **out of reach** for most of us. It's complicated! Many of us don't have the chops nor the time to learn music software, and the process of working with real musicians is **very time-consuming**. ⏱

First you need to actually find a great musician, then you need to find a recording studio, organize a day to book, set up, rehearse, record and then repeat the entire process until you have all the instruments you need on your track. **Producing a song is like running your own logistics company.** 🤯

And, it's **very expensive**! The going rate to record with just one session musician is **$200**. Even ignoring studio hire, travel costs, gear, post-production and other expenses, you can expect to **pay thousands to produce a song** with real musicians. 💴

For aspiring music creators, it's simply too difficult to get started. For

professional music creators working to a budget, they need to rely heavily on samples and VSTs, resulting in a **lower-quality** and **unfulfilling production.** 👎


Time-consuming
Complicated
Expensive

The barrier is so high that **making great music is reserved for the elite few.** 📛

We're here to change that...✅


What is Musiversal?
Musiversal
"MUSIC IS LIFE ITSELF "
- LOUIS ARMSTRONG
00:51
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Solution

We created the **Musiversal Studio** to **remove those barriers**. We've made **it easier than ever** to turn a musical idea into a reality, so that now, you can finally create that song you've been sitting on and share it with the world. 🎶

From the **comfort of home**, you can **collaborate in real time** with an incredible bassist in New York, a singer in London or a 10x Grammy-winning mastering engineer in Rio, watching your own musical ideas come to life in front of your own eyes. 🤩


The world's first fully remote recording studio
A managed marketplace for every music production service you need. One simple and affordable subscription.
Record, produce and collaborate in real time
Musiversal is the first platform to provide music creators with studio-quality recordings, delivered in realtime over livestream
Bring your music to life from anywhere
All the sessions are done remotely, allowing creators to produce their music from the comfort of home.


Top-tier session musicians, producers and audio engineers
We're highly selective about the musicians that we hire, accepting less than 1% of those who apply
Studio-level quality for a fraction of the cost
Music creators pay on average $99 for 5 sessions per month, which is 10x more affordable than the alternative solutions

Traction - we're heading in the right direction!

Since launching 2 years ago, we've achieved a lot and proven that we're capable of becoming the market leader:

- 📈 Went from $35k revenue in January to $190k in November (5x growth)
- 📈 Surpassed 400 active subscribers, $50k MRR and growing 15% monthly
- 🌟 Delivered over 40,000 sessions with 98% being rated 5*
- 🏆 Produced over 20,000 tracks with one winning a Latin-GRAMMY Award and others featured in Netflix, HBO, Disney+, Rockstar and more
- 💰 Making 30% gross profit margins
- 🚀 Headed for 3x growth in the next 12 months
- *Forward-looking projections cannot be guaranteed.*


REVENUE ($)
1.2M
900k
600k
300k
3x Annual growth rate
2020
2021
2022
2023

(From 2018: Musiversal Orchestras. Musiversal Studio launched in Q4 2020)

Competitive Advantage - Creating a 5-10x price disruption

What's unique about Musiversal is that, whilst providing a professional and top-rate service, we're up to **5x more affordable** than 1st generation marketplaces like SoundBetter. 💰

Offering both **superior quality** and **affordable prices** simultaneously sounds, well... simply too good to be true. And to be fair, that's what all of our customers said before they tried it for themselves, as well. 😅

So what's the **underlying magic?**

Well, unlike your standard marketplace which offers up expensive rates with a pay-per-gig model, we actually hire our supply of musicians and pay them a monthly salary. This results in substantially lower cost per session, and in turn a massive price reduction for customers.

For example, one of our musicians is on a competing online marketplace charging **$200 per session**. You can book that same musician on Musiversal, included in the subscription, for **$40 a session**, a **5x** disruption in price.

When you consider that musicians of this calibre can easily charge **$400+ for offline sessions** (especially in the US) not to mention production fees, studio hire

and other costs, that's where the **10x price disruption** comes in.


COMPETITIVE ANALYSIS

	Musiversal	Marketplaces (e.g. Soundbetter)	Personal Network (Offline / face-to-face)
PRICE	Yearly membership, $40-60 per session	$150 per session	$0-$200 per session
SPEED	Instant: go from booking to session to receiving files in <2 hours	2 days - 2 weeks per session	Weeks per session
QUALITY	High, Guaranteed	Hit & Miss	High
EXPERIENCE	HQ Livestream from anywhere	Offline, Back and forth Emails	In-person
SERVICE	(Almost) everything you need	Everything you need	Limited to your network

There are 3 key problems we are addressing today that (online) competitors are not:

- **It's expensive.** 👎 One session, e.g. one instrument recorded live on your song, can easily cost **$200+ online** (easily $400+ offline). This is **inaccessible to most music creators** and is the main reason why making **real** music is out of reach for most people.
- There's virtually **zero curation.** 👎 Which means it's completely **hit and miss.** It takes **time and effort** to find a good musician, **wastes money** on bad finds, and causes **uncertainty and anxiety** in the entire process.
- **It's offline.** 👎 That means sending endless emails **back and forth**, making music production a laborious, transactional and impersonal experience, and ultimately making it very difficult to actually get the music files you really want and deserve.


A Remote Recording Session with the Musiversal Studio: Dr...
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Conversely on Musiversal, customers watch their tracks being nailed from the hands of a pro, **in a single 30-minute session,** which they get to book on a time and day that suits **their schedule.**

In fact, on Musiversal music creators can get into a recording session with a professional session musician (who's fully prepared to record their material) in just **20 minutes.** That means users can go from **booking** to **recording session** to **receiving files** in just *1 hour*!

We believe Musiversal might just be *the* <u>**most efficient way to make music with real musicians**</u>, period.

And of course, users have **a lot of fun** in the process, **collaborating with top-talent** from around the world **in real time**, making friends along the way.


Musiversal | Explainer Video
Musiversal


01:23
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But what about the musicians? Well, they actually *prefer* working at Musiversal - because of the **stability of a fair monthly pay-check**, the ability to collaborate with music creators all over the world every single day, and the **close-knit culture** that comes with a hired supply. More on that below!

COMPETITIVE ANALYSIS - SUPPLY SIDE

		Marketplaces e.g. Soundbetter	Personal Network Offline / face-to-face
MUSICIAN COMPENSATION	✓ $48k fulltime salary in the US	Race to the bottom	$0-$150 per gig
INCOME RELIABILITY	✓ Very Reliable	Unreliable	Almost non-existent
NON-CHARGEABLE HOURS	✓ No	Yes	Yes
NEED FOR REVISIONS	✓ Rare	Yes	In-person
FEELING OF COMMUNITY	✓ Very Strong	Very Little	Limited to your network

Making a real difference in the music industry

We're one of the very few companies in the music industry who are creating **well-paying, stable jobs for musicians**. This is **transformative** for the industry, which is well-known for being **notoriously difficult** to make a living from music. 🏆

Musicians can now **make a living** from doing what they do best, whilst **mastering their craft**, enjoying a **high quality of life** and even **buying mortgages on their first homes.** (*Read what our musicians have to say in our blog* 😍)


We help musicians
have a better life!
So far, we have created stable jobs
for more than 40 musicians, producers and
engineers in over 10 different countries.


WATCH VIDEO BELOW


Musiversal | A Musician's point of view - Bruno Migliari
Musiversal
musiversal
00:56
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Musiversal | A Musician's point of view - Lynsey Tibbs
Musiversal
Lynsey Tibbs
00:56
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Business Model - So where are we heading?

In 2025, Spotify estimates that there will be **50 million music creators** on their platform. And those 50 million music creators have to be making their music somewhere. The question is where...🤷‍♂️

- Recording studios **are** too expensive for regular use
- **Remote collaboration**, making music online, **is the future**
- And **Musiversal has the head start** in driving the shift

We're aiming to become **the world's #1 platform** for producing music globally 🚀

But before that, we're aiming to be a **unicorn*** **in the next 5 years**, something which we believe is very possible, and achievable with just **60k subscribers** 🦄

**A unicorn is a company worth over a $1Billion dollars in valuation. Forward-looking projections can't be guaranteed,*


Our 5-year goal
A $1Bn valuation will be possible if we hit the 5-year goal, based on a 10x multiple on the ARR


SUBSCRIBERS
60k
A small fraction of the market
ARPU
$1,800
Avg subscription fee per year ($150 per month)
ARR
$108M
Goal by 2027
Spotify had 8M music creators in 2020, expecting 50m in 2025
Splice reported 4M users in 2020, taking its valuation to $500M+

*(ARR = 60,000 subs * $1,800 yearly revenue per subscriber = $108M. Excludes add-ons which will result in a larger total Annual revenue than the stated ARR) Forward-looking projections cannot be guaranteed.*

Customer Love

Since Day One of launching the Musiversal Studio, we've received incredible feedback and support from the community. And our NPS has regularly been in the world-class bracket! ❤️

In today's world where collaborating remotely is becoming the new norm, our customers are telling us that the time for this kind of product has finally arrived. This really is how music will be made around the world in future! 🌍


Musiversal | Customer Love
Musiversal
DIOGO MELO DE CARVALHO
HEAD OF CUSTOMER SUCCESS
00:51
vimeo


“The words "game changer" get thrown around a lot in online marketing. If you own half as many plugins or buy into as many online courses as I do, you know. However, I can honestly say that for me, Musiversal is just that: a game changer …”
by FJ
Rated 4.9 / 5 | 154 reviews
Trustpilot

Click to read our recent Customer Reviews on Trustpilot

Why invest?

Musiversal **is on a mission to transform how music is made across the globe**, whilst **enabling anyone to become a music creator.** And at the same time, **reward those with creative talent with well-paying, stable jobs,** unlike the big players today who put creative talent at the bottom of the pile.

Since the beginning, **we've been building Musiversal with our community,** in order to **provide the world's best experience for making music.** We believe that crowdfunding is an amazing way to further strengthen our relationship with the music community and grow as a raving, musical tribe, together.


Musiversal | Why invest


Musiversal
PEDRO DO CARMO COSTA
INTERSECTION VENTURES
00:45
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After just 2 weeks of Zoom calls with our subscribers, we secured **$250,000 in verbal commitments.** That's why we decided to **increase our initial goal** and give **all of our customers the opportunity to invest in Musiversal with attractive 'Earlybird' terms all the way up to $500,000.** 🤝

Outside of our own community, we're also convinced that many more musicians and investors will want to get behind Musiversal, to not only **transform how music is made** but **create thousands of jobs** for musicians in a tough, gig-based industry, and help us become the **market leader within just a couple of years.** 📈

As a result of this crowdfunding campaign, we'll be able to:

- **Hire many more musicians across the globe**
- **Exceed $100k monthly revenue by end of 2022** (Achieved ✅)
- Put Musiversal **in a really strong position** to raise a **Series A investment round** which will help us scale and become a **dominant player in the industry**
- Whilst also giving investors **a sizeable return on investment** in the years to come 💪

Together, **we're making a music industry that works for everyone.** And we couldn't be more excited to invite **you** to be a part of our journey! ✨


Invest in the future of music production
This is a once in a lifetime opportunity to own a share of the hottest startup in the music production space.
We're growing this together
A win-win for the industry
Customers love Musiversal
Big market and huge potential
Create more jobs for musicians
Get nice return on investment

Forward-looking projections cannot be guaranteed.

Downloads

Musiversal | Pitch Deck